SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	• Announcement regarding the sanctioning by the High Court of the M-Net and SuperSport schemes ("the schemes") dated March 24, 2004	



Electronic Media Network Limited
(Incorporated in the Republic of South Africa)
(Registration number 1985/002853/06)
Share code: MNS   ISIN: ZAE000014304
("M-Net")



SuperSport International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1997/004203/06)
Share code: MNS   ISIN: ZAE000014304
("SuperSport")



Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN   ISIN: ZAE000015889
("Naspers")

SANCTIONING BY THE HIGH COURT OF THE M-NET AND SUPERSPORT SCHEMES

---

1. **SANCTIONING OF THE SCHEMES**

    Further to the announcements published on the Securities Exchange News Service ("SENS") of the JSE Securities Exchange South Africa on Thursday 4 March 2004 and Wednesday 10 March 2004, Investec Bank Limited is authorised to announce that on 24 March 2004 a three-person panel of the Competition Tribunal has unanimously dismissed the urgent application for an order that the schemes of arrangement (collectively "the schemes") in terms of section 311 of the Companies Act, 1973, as amended, proposed by Naspers between each of M-Net and SuperSport and their shareholders, other than Naspers, MNH Holdings (1998) (Proprietary) Limited, MultiChoice Africa (Proprietary) Limited and Johnnic Communications Limited ("scheme participants") are not notifiable mergers in terms of the Competition Act of 1998. Both schemes were subsequently sanctioned by the High Court of South Africa (Witwatersrand Local Division) and the Order of Court was registered by the Registrar of Companies on Wednesday 24 March 2004. Accordingly, the schemes are now unconditional and will be implemented.

2. **SCHEME CONSIDERATION AND SURRENDER OF DOCUMENTS OF TITLE IN RESPECT OF M-NET/SUPERSPORT LINKED SHARES**

    2.1 **Scheme consideration**

    In terms of the schemes, scheme participants are entitled to elect to receive either:

    2.1.1 One Naspers share for every 4,5 M-Net/SuperSport linked shares held by the scheme participants ("share consideration"); or alternatively

    2.1.2 a cash consideration of 850 cents per M-Net/SuperSport linked share ("cash consideration").

    In the event that a scheme participant does not make a valid election, that scheme participant will be deemed to have elected the cash consideration. The share consideration and cash consideration are jointly referred to as the "scheme consideration".

    As Naspers shares have not been registered with the Securities and Exchange Commission of Nigeria, Nigerian holders of M-Net/Supersport linked shares registered on the Nigerian subregister may not be issued with Naspers shares. Consequently, such shareholders may not elect to receive Naspers shares as consideration for M-Net/Supersport linked shares. It is, nevertheless, the responsibility of shareholders to avail themselves of the necessary legal advice as to what action to pursue.















2.2 **Receipt of scheme consideration and surrender of documents of title in respect of M-Net/SuperSport linked shares for certificated scheme participants**

The scheme consideration will be posted from Friday 2 April 2004 to those scheme participants who hold M-Net/SuperSport linked shares in certificated form ("certificated scheme participants") and who have surrendered their documents of title on or before Friday 26 March 2004, subject to the instructions contained in the election, surrender and transfer form attached to the circular posted to M-Net/SuperSport shareholders on 13 February 2004 ("the scheme circular"). Accordingly, if they have not already done so, certificated scheme participants should surrender their documents of title as soon as possible to the transfer secretaries, Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) or City Securities Limited, 5th Floor, Primrose Tower, 17 A Tinabu Street, Lagos (PO Box 9177, Lagos) in order to receive the scheme consideration timeously.

In respect of those certificated scheme participants who surrender their documents of title after Friday 26 March 2004, the scheme consideration will be posted within five business days of the receipt by the transfer secretaries of a properly completed election, surrender and transfer form together with all the relevant documents of title in respect of their M-Net/SuperSport linked shares. The scheme consideration will not be sent to certificated scheme participants unless and until a properly completed election, surrender and transfer form together with all the relevant documents of title in respect of their M-Net/SuperSport linked shares, have been received by the transfer secretaries as set out above.

An election, surrender and transfer form was included in the scheme circular and a further form of election, surrender and transfer will, together with this announcement, be posted to M-Net/SuperSport linked shareholders on Friday 26 March 2004.

2.3 **Receipt of scheme consideration for dematerialised scheme participants**

Scheme participants who hold M-Net/SuperSport linked shares in dematerialised form ("dematerialised scheme participants") will have their holdings withdrawn and the scheme consideration credited to their Central Securities Depository Participant ("CSDP") or broker account within five business days of their election being received by the transfer secretaries from STRATE, in terms of the agreement entered into between the dematerialised scheme participant and his/her CSDP or broker.

M-Net/SuperSport linked share certificates may not be dematerialised or rematerialised after Thursday 1 April 2004.

3. NOTICE TO UNITED STATES RESIDENTS

The Naspers shares are being offered to you in accordance with Rule 802 of the US Securities Act of 1933 (the "US Securities Act") and have not been and will not be registered under the US Securities Act or the securities laws of any state of the United States. The offer is subject to South African disclosure requirements that are different from those of the United States. You may not be able to sue Naspers or its officers or directors in a foreign court for violations of the United States securities laws and it may be difficult to compel Naspers and its affiliates to subject themselves to a judgement by a United States court.

Cape Town
24 March 2004

Merchant bank and transactional sponsor

Investec Bank Limited
Investec Bank Limited
(Registration number 1969/004763/06)

Sponsor to M-Net and SuperSport

sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

Independent advisers to M-Net and SuperSport

andisa
Standard Bank

Attorney to the transaction

read hope phillips
ATTORNEYS

Attorney to Naspers

JAN S. DE VILLIERS
ATTORNEYS

Reporting accountant and auditor

PricewaterhouseCoopers
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Attorney

WWB
WEBBER WENTZEL BOWENS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: March 24, 2004 by

/s/ Stephan J. Z. Pacak

Name: Stephan J. Z. Pacak
Title: Director